Exhibit 99


FOR IMMEDIATE RELEASE                   CONTACT: RANDY DONALDSON (404) 676-3853



                         THE COCA-COLA COMPANY ANNOUNCES

                             ORGANIZATIONAL CHANGES



     ATLANTA, Ga., October 29, 1999. The Coca-Cola Company today announced that it has realigned both its operating and functional organizational structures.

     "The new structure we are announcing today will allow our Company to move forward with a better alignment of our resources against the tremendous volume and profit opportunities we see before us," said M. Douglas Ivester, chairman, chief executive officer, The Coca-Cola Company.

     The changes:

     Jack Stahl, senior vice president, will assume management responsibilities for the Americas, including the North America Group, the Latin America Group and The Minute Maid Company. Ralph Cooper will become president of the North America Group, reporting to Mr. Stahl. Also reporting to




                                     -more-

Mr. Stahl will be Tim Haas, president, the Latin America
Group. Steve Jones will take on responsibilities as president of The Minute Maid Company, reporting to Mr. Stahl. Mr. Jones previously served as deputy division manager for the Coca-Cola (Japan) Company.

     Doug Daft, senior vice president,will assume expanded management responsibilities for the Africa Group and the Company's new Schweppes Beverages Division while continuing his responsibilities for the Middle and Far East Group. Carl Ware, president, the Africa Group, will report to Mr. Daft as will John Farrell, president of Schweppes Beverages Division. \

     Sandy Allan has been named president of the Middle and Far East Group, reporting to Mr. Daft. Mr. Allan previously served as president of the Middle East and North Africa division. One division in the group, the Coca-Cola (Japan) Company, will continue to report directly to Mr. Daft.

     William Casey will continue to report to Mr. Ivester as president, the Greater Europe Group. In addition, Charles Frenette, senior vice president and chief marketing officer and Joe Gladden, senior vice president and general counsel, will continue to report to Mr. Ivester.

     In addition to the operating changes, James Chestnut will assume new responsibilities for several functional areas while maintaining his responsibilities for finance and business systems. These new areas of responsibility include Corporate Services, Global Communications, Governmental Relations, Human

                                     -more-

Resources, Product Integrity, Technical Operations and the office of the Corporate Secretary.

     At the December meeting of the Company's Board of Directors, Mr. Ivester will recommend that Gary Fayard, currently vice president and controller, be appointed chief financial officer of the Company. He will continue to report to Mr. Chestnut.





                                      # # #












     NOTE TO EDITORS: A photo to accompany this story is available and can be retrieved in digital form by media without charge from Wieck Photo DataBase
(972) 392-0888.